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SEC FILE NUMBER
8-70557

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chilian Partners, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

421 Chilean Avenue
(No. and Street)

Palm Beach	Florida	33480
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Denton	(561) 833-2700	chilianfl@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2029	#3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald W. Donlon [redacted] swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chilian F[redacted]rs, L.P., as of 12/31, 2203, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRADFORD A. MILLER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 4793716
Qualified in Putnam County
Commission Expires February 28, 2026

Notary Public

Signature:

Title: General Partner General Partner

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHILIAN PARTNERS, L.P.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

For the Year Ended December 31, 2023

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Chilian Partners, L.P.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chilian Partners, L.P. (the "Company") as of December 31, 2023, the related statements of income and retained earnings, changes in partners' equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on The Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to The Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of The Company's financial statements. The supplemental information is the responsibility of The Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Chilian Partners, L.P.'s auditor since 2021.

Hauppauge, New York
April 12, 2024

Nawrocki Smith LLP

EXHIBIT A

CHILIAN PARTNERS, L.P.

Statement of Financial Condition

As of December 31, 2023

ASSETS			
Current Assets			
Cash and cash equivalents		$	7,403,329
TOTAL ASSETS			**7,403,329**
LIABILITIES AND PARTNERS' EQUITY			
Margin Payable	626,779		
Due to Related Party	35,967		662,746
Partners' Equity			6,740,583
TOTAL LIABILITIES AND PARTNERS' EQUITY		$	**7,403,329**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT B

CHILIAN PARTNERS, L.P.

Statement of Income

For the Year Ended December 31, 2023

Income	
Net Trading Profit & Loss	$3,170,556
Dividends & Interest	130,288
Other Income	5,463
Total Income	**$3,306,307**
Operating Expenses	
Employees' compensation and benefits	124,920
Selling, general and admin expenses	192,739
Occupancy	107,253
Professional Fees	22,229
Regulatory fees and expenses	816
Interest	264,969
Total Operating Expense	**$712,926**
Net (Loss) for Year	**$2,593,381**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT C

CHILIAN PARTNERS, L.P.

Statement of Changes in Partners' Equity

For the Year Ended December 31, 2023

Partners' Equity - Beginning of Year	**$3,878,904**
Increase In General Partner's Equity	268,298
Net Income per Exhibit B	2,593,381
Partners' Equity - End of Year	**$6,740,583**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT D.

CHILIAN PARTNERS, L.P.

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash Flows from Operating Activities		
Net Income per Exhibit B:	$	**2,593,381**
Changes in Assets & Liabilities:		
Decrease in Securities Long		5,236,875
Decrease in Margin Payable		(907,368)
Increase in Accrued Expenses		35,967
Net Cash - Operating Activities (Decrease):		**6,958,855**
Cash Flow from Financing Activities:		
Increase in General Partners' Equity		268,298
Increase in Cash and cash equivalents		**7,227,153**
Cash Balance and Cash Equivalents - Beginning of Year		**176,176**
Cash Balance and Cash Equivalents - Ending of Year	$	**7,403,329**
Supplemental disclosure of cash flow information:		
Cash paid during year for:		
Interest Paid	$	**264,969**

The accompanying notes to financial statements are an integral part of this statement.

CHILIAN PARTNERS, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 1 – Date of Formation -- The Limited Partnership's Certificate of Limited Partnership was filed in Delaware on July 1, 1988 under the name of Chilian Partners, L.P. (the "Company"). The Company was registered as a broker dealer by Financial Industry Regulatory Authority (FINRA) on October 13, 2020, and conducts proprietary trading for its own account. All transactions are cleared through Pershing LLC, on a fully disclosed basis.

Note 2 – Significant accounting polices:

Basis of reporting -- The accompanying financial statements have been prepared on the accrual basis of accounting. The financial statements represent the transactions of the Company for the year ended December 31, 2023.

Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions reflect the reported amounts of assets and liabilities, the disclosures of contingent liabilities, and reported revenues and expenses. Actual amounts could differ from those estimates.

Cash and cash equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At various times during the period ended December 31, 2023, balances of cash and cash equivalents at banking institutions may have exceeded federal insurance levels. As of December 31, 2023, cash in excess of federally insured limits amounted to $ 357,538.

Fair Value of Financial Instruments – The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis. See Note 7.

Revenue Recognition

Net Trading Profit & Losses are recognized on a trade date basis in the Company's proprietary trading accounts. Interest & Dividend Income is recognized as earned from Company brokerage accounts activity.

Income taxes -- The Company is a limited partnership and is not subject to federal or state taxation on its income.

Note 3 – Commitments and contingencies -- The Company leases office space from its general partner and is also responsible for quarterly management payments when invoiced by the general partner. The Company has no other commitments and contingencies.

Note 4 - Insurance -- The Company maintains a renewable Securities Dealer Blanket Bond as required by the Financial Industry Regulatory Authority (FINRA). The Company is a member of the Securities Investors Protections Corporation (SIPC).

Note 5 – Net Capital Requirements -- The Company is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Company to maintain minimum dollar net capital of $100,000. At December 31, 2023, the Company had net capital of $ 6,676,550.

Note 6 – Related Parties -- The office of the Company is located in the home owned by a general partner of the Company. The Company reimburses the general partner quarterly for facility and other business expenses. For the year ended December 31, 2023, $143,868 was reimbursed to the general partner. As of December 31, 2023 the Company owed $35,697 to the General Partner.

Note 7 - Fair Value Measurement – The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in an orderly manner. The fair value guidance also establishes hierarchy which priorities valuation into three broad levels of which all of the Company's assets and liabilities fall into Level One. Level One U.S. Treasury securities traded in on active market.

	Fair Value Using Level One	Assets/ Liabilities at Fair Value
Assets:		
Money Market Funds	$6,795,791	$6,795,791

Note 8 – Subsequent Events -- The Company performed an evaluation of events that have occurred subsequent to December 31, 2023, and through April 12, 2024, the date this report was available to be issued. There have been no material subsequent events that have occurred during such period that would require

SCHEDULE 1

CHILIAN PARTNERS, L.P.

Computation of Net Capital Pursuant to Rule 15C3-1

As of December 31, 2023

Net Capital	**$6,740,583**
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$100,000
Minimum Dollar Net Capital Requirement	$100,000
Excess Net Capital	$6,640,583
Percentage of Aggregate Indebtedness to Net Capital	**9.83%**

Note: There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2023, filed on April 12, 2024.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE 2

CHILIAN PARTNERS, L.P.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As of December 31, 2023

The Company claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(ii) of the rule, on the grounds that all customer transactions were cleared through Pershing, LLC on a fully disclosed basis.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Chilian Partners, L.P.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chilian Partners, L.P. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
April 12, 2024

Nawrocki Smith LLP

Chilian Partners, L.P.
Exemption Report
December 31, 2023

Chilian Partners, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) following provisions of 17 C.F.R. § 240.15c3-3 (k)(2) (ii) which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accountsof the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 The Company claimed an exemption from 17 C.F.C § 240.15c3-3 under the and 17a-4.

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Chilian Partners, L.P.

Donald W. Denton, General Partner
Date: April 12, 2024

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Partners of
Chilian Partners, L.P.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2023. Management of Chilian Partners, L.P. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the period ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
April 12, 2024

Nawrocki Smith LLP

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CHILIAN PARTNERS LP	8-70557

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)			$ 3,041,287.00
2	Additions:			
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		$ 0.00	
b	Net loss from principal transactions in securities in trading accounts.		$ 0.00	
c	Net loss from principal transactions in commodities in trading accounts.		$ 0.00	
d	Interest and dividend expense deducted in determining item 1.		$ 138,951.00	
e	Net loss from management of or participation in the underwriting or distribution of securities.		$ 0.00	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		$ 0.00	
g	Net loss from securities in investment accounts.		$ 0.00	
h	Add lines 2a through 2g. This is your **total additions.**			$ 138,951.00
3	Add lines 1 and 2h			$ 3,180,238.00
4	Deductions:			
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		$ 0.00	
b	Revenues from commodity transactions.		$ 0.00	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		$ 19,358.00	
d	Reimbursements for postage in connection with proxy solicitations.		$ 0.00	
e	Net gain from securities in investment accounts.		$ 3,041,287.00	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		$ 0.00	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		$ 0.00	
h	Other revenue not related either directly or indirectly to the securities business. ***Deductions in excess of $100,000 require documentation***			
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 19,358.00		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 0.00		
c	Enter the greater of line 5a or 5b		$ 19,358.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 3,080,003.00

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 100,235.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 150.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 78.00	
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 0.00		
d	Add lines 11a through 11c		$ 0.00	
12	**LESSER** of line 10 or 11d.			$ 0.00
13 a	Amount from line 8		$ 150.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 0.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 150.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 150.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-70557	DEA: FINRA	2023	Dec

MEMBER NAME CHILIAN PARTNERS LP
MAILING ADDRESS 421CHILEAN AVE
PALM BEACH, FL 33480

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CHILIAN PARTNERS LP	DONALD WILLIAM DENTON
(Name of SIPC Member)	(Authorized Signatory)
1/29/2024	chilianfl@aol.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.